

Mail Stop 4628

April 18, 2017

Mr. Erik Young
Chief Financial Officer
PBF Energy Inc.
One Sylvan Way, Second Floor
Parsippany, NJ 07054

      Re: **PBF Energy Inc.
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 24, 2017
File No. 001-35764**

Dear Mr. Young:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Non-GAAP Financial Measures, page 78

Gross Refining Margin, page 80

1.   We note you present the non-GAAP measure gross refining margin and reconcile it to gross margin. As gross margin is not presented on your statement of operations, please include a tabulation showing your calculation of this GAAP measure.

2.   Please modify your disclosures as necessary to identify all of your non-GAAP measures and to provide all of the information required by Item 10(e) of Regulation S-K, with respect to each non-GAAP measure. For example,

     •   We note you identify gross refining margin as a non-GAAP measure. However, in your reconciliation of this measure to gross margin, you also present "Gross refining margin excluding special items," which is also a non-GAAP measure.

•   We note you identify EBITDA and Adjusted EBITDA as non-GAAP measures. However, in your reconciliation of these measures to net income, you also present "EBITDA excluding special items," which is also a non-GAAP measure.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-6

3.   We note that you have excluded depreciation and amortization from various line items on the statements of operations without indicating the excluded amounts attributable to each cost or expense category, notwithstanding the related details you have presented in MD&A. If you rely upon the accommodation in SAB Topic 11.B, please separately report depreciation and amortization that is attributable to each line from which it has been excluded.

4.   Please disclose the basis for differentiating between costs that you report as cost of sales and costs that you report as operating expenses. Please clarify the extent to which costs you report as operating expenses are inventoriable based on the guidance in FASB ASC 330-10-30-1 through 8, and included in your computation of gross margin. Please explain why such costs are not included in the cost of sales measure that you report, as would ordinarily be required to comply with Rule 5-03.2(a) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or, in her absence, Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources